18006809

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2018 |
| Estimated average burden hours per response. . . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69736 |

SEC Mail Processing
Received
MAR 05 2018
WASHINGTON D.C.

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Divy Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5828 Wilshire Blvd., First Floor
(No. and Street)

| Los Angeles | California | 90036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith O'Toole — 844-569-1533
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

| 18401 Burbank Blvd., #120 | Tarzana | California | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Keith O'Toole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divy Equities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / COO 2-23-18

Title

Notary Public

KURT A. CLEMENT
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2222051
LOS ANGELES COUNTY
My Comm. Exp. December 14, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVY EQUITIES INC.

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Divy Equities, Inc.

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Divy Equities, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Divy Equities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Divy Equities, Inc.'s management. My responsibility is to express an opinion on Divy Equities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Divy Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Divy Equities, Inc.'s auditor since 2016.

Tarzana, California

February 23, 2018

DIVY EQUITIES INC.

Statement of Financial Condition
December 31, 2017

ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 142,475 |
| Clearing | | |
| Deposit | | 150,000 |
| Securities | | 42,243 |
| Other | | 363 |
| Prepaid Expenses | | 16,451 |
| Deferred Tax Asset | | 50,854 |
| Total Assets | $ | 402,386 |

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | | |
|---|---|---|
| Accounts Payable | $ | 118,700 |
| Due to Clearing | | 20,799 |
| Total Liabilities | $ | 139,499 |

STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common Stock, $0.001 par value, 1,000 shares authorized, issued, and outstanding | $ | 1 |
| Additional Paid in Capital | | 784,339 |
| Retained Earnings (Accumulated Deficit) | | (521,453) |
| Total Stockholder's Equity | $ | 262,887 |
| Total Liabilities and Stockholder's Equity | $ | 402,386 |

DIVY EQUITIES INC.

Statement of Operations
For the Year Ended December 31, 2017

| | | |
|---|---|---|
| REVENUES (Note 2) | | |
| Trading Profit | $ | 6,174 |
| Interest Income | | 478 |
| Total Revenues | $ | 6,652 |
| EXPENSES | | |
| Clearing Fees | $ | 70,787 |
| Regulatory Fees | | 19,396 |
| Commission Expense | | 97,251 |
| Professional Fees | | 210,185 |
| Other Expenses | | 26,269 |
| Total Expenses | $ | 423,888 |
| NET INCOME (LOSS) BEFORE INCOME TAXES | $ | (417,236) |
| LESS: INCOME TAX EXPENSE (BENEFIT) (Note 6) | | 800 |
| NET INCOME (LOSS) | $ | (418,036) |

The accompanying notes are an integral part of these financial statements

DIVY EQUITIES INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2017

| | Common Stock | Additional Paid In Capital | Retained Earnings (Accumulated Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Beginning balance January 1, 2017 | $ 1 | $475,956 | $ (103,417) | $ 372,540 |
| Issuance of 1000 Shares of common stock | | | | - |
| Additional Paid-in Capital | | 308,383 | | 308,383 |
| Net income | | | (418,036) | (418,036) |
| Ending balance December 31, 2017 | $ 1 | $784,339 | $ (521,453) | $ 262,887 |

DIVY EQUITIES INC.

Statement of Cash Flows
For the Year Ended December 31, 2017

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Loss | $ | (418,036) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Gain on securities | $ | 6,174 |
| (Increase) decrease in assets | | |
| Clearing - Deposit | | 20,000 |
| Clearing - Securities | | (25,379) |
| Clearing - Other | | 27 |
| Prepaid Expenses | | (167) |
| Increase (decrease) in liabilities | | |
| Accounts Payable | | 65,336 |
| Due to Clearing | | (620) |
| Total adjustments | $ | 65,371 |
| Net cash used in operating activities | $ | (352,665) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Capital contributions | | 308,383 |
| Net cash provided by financing activities | $ | 308,383 |
| Net decrease in cash | $ | (44,282) |
| Cash at beginning of year | | 186,757 |
| Cash at end of year | $ | 142,475 |

Supplemental Disclosures

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | - |
| Income taxes | $ | 800 |

**Note 1: NATURE OF BUSINESS**

Divy Equities Inc. (the "Company") was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC"). All of the common stock of the Company is owned by Divy Inc. (the "Parent"). The Company has an office in Los Angeles, California.

The Company engages in retails sales of fractional shares to individual customers. The Company maintains a proprietary account to accommodate the remainder of fractional shares available to its customers.

**Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

<u>Fair Value of Financial Instruments</u>
As of December 31, 2017, the Company's financial instruments consist of cash and cash equivalents, clearing-proprietary position, and accounts payable. The carrying value of these financial instruments approximate fair value because of the short-term maturity of these instruments. See note 7 for further details.

<u>Revenue Recognition</u>
The Company recognizes revenue in accordance with ASC subtopic 605-10 on a gross basis, net of expected cancellations and allowances. To make a reliable estimate for the year ended December 31, 2017, the Company evaluated evidence of cancellations, and determined that there were no material cancellations during the year; therefore, no allowances have been made.

The Company recognizes commissions from its broker services based on a trade-date basis. Normal expenses are recorded when the obligation is incurred.

<u>Cash and Cash Equivalents</u>
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2017, the Company did not have any cash balances in excess of FDIC and SIPC insured amounts.

<u>Available-for-Sale Securities</u>
The Company classifies marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses recorded as revenue. See note 11 for further details.

<u>Accounts Receivable</u>
Accounts receivable is carried on a gross basis with no discounting. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Past due accounts are written off against the allowance for doubtful accounts after all collection attempts have been exhausted. As of December 31, 2017, the company had no accounts receivable to report.

**Note 3: NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. On December 31, 2017, the Company's net capital of $152,976 exceeded the minimum net capital requirement of $100,000, and the Company's ratio of aggregate indebtedness to net capital was 0.91:1, which is less than the 15:1 maximum ratio required for first year SEC registrants.

**Note 4: CLEARING BROKER DEPOSITS**

The Company has entered into a securities clearing agreement with APEX Clearing Corporation. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in amounts determined to be based on the Company's transaction volume. As of December 31, 2017, the Company maintained deposits of $150,000 at APEX.

**Note 5: COMMISSIONS RECEIVABLE**

As of December 31, 2017, the company had no commissions receivable to report.

**Note 6: INCOME TAXES**

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. On December 31, 2017, the Company has a deferred tax asset of $50,854. This deferred asset will expire in 2036. For the year ended December 31, 2017, the components of the Income Tax expense (benefit) are as follows:

| | | |
|---|---|---|
| Current State Tax expense (Benefit) | $ | 800 |
| **Total Income Tax Expense (Benefit)** | **$** | **800** |

The Company is included in the consolidated federal and state tax returns filed by the Parent.

**Note 7: FAIR VALUE MEASUREMENT**

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

**Note 7: FAIR VALUE MEASUREMENT (CONTINUED)**

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following is the fair value measurement of the Company's financial instruments as of December 31, 2017:

| Financial Instrument | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Proprietary Position | $42,243 | - | - | $42,243 |

**Note 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES**

As of December 31, 2017, the Company had no commitments, contingencies, or guarantees to report.

**Note 9: RELATED PARTY TRANSACTIONS**

The Company entered into an expense share arrangement with the Parent, under which common expenses, such as rent and utilities, are apportioned to the Company as operating expenses. For the year ended December 31, 2017, the Company incurred shared common expenses of $ 3,000.

**Note 10: STOCKHOLDER'S EQUITY**

As of December 31, 2017, the Company had 1000 shares with par value of $0.001 per share that are authorized, issued, and outstanding. All 1000 shares are issued to the Parent.

**Note 11: INVESTMENTS AT MARKET**

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with unrealized gains and losses included in revenue. Losses that the Company determines, based on market conditions and the volatility of the investments being held, are other-than-temporary are realized in the period in which the determination is made. For the year ended December 31, 2017, the Company had no other-than-temporary losses to report.

**Note 12: COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS (RULE 15C3-3)**

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

## Note 13: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (RULE 15C3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

## Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the company has not yet adopted the recently issued accounting standards.

## Note 15: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2017 through February 23, 2018, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

DIVY EQUITIES INC.

Schedule I
Statement of Net Capital
December 31, 2017

| | Focus 12/31/17 | Audit 12/31/17 | Change |
|---|---|---|---|
| Stockholder's Equity, December 31, 2017 | $ 262,887 | $ 262,887 | - |
| Less: Non allowable assets: | | | |
| Clearing - Proprietary Position | (42,243) | (42,243) | - |
| Clearing - Other | (363) | (363) | - |
| Prepaid Expenses | (16,451) | (16,451) | - |
| Deferred Tax Asset | (50,854) | (50,854) | - |
| Tentative net capital | $ 152,976 | $ 152,976 | - |
| Haircuts: | - | - | - |
| NET CAPITAL | $ 152,976 | $ 152,976 | - |
| Minimum net capital | 100,000 | 100,000 | - |
| Excess net capital | $ 52,976 | $ 52,976 | - |
| Aggregate indebtedness | $ 139,499 | $ 139,499 | - |
| Ratio of aggregate indebtedness to net capital | 0.91:1 | 0.91:1 | - |

There were no noted differences between the audit and focus filed at December 31, 2017.

## Schedule II
## Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

## Schedule III
## Information Relating to Possession or Control
## Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

## Schedule IV
## SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a5(c)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

# Assertions Regarding Exemption Provisions

We, as members of management of Divy Equities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Divy Equities Inc.

By:

Keith O'Toole, President
(Name and Title)

2-23-18
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Divy Equities, Inc.
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Divy Equities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Divy Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Divy Equities, Inc., stated that Divy Equities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Divy Equities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Divy Equities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2018

# DIVY EQUITIES INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017